Mail Stop 3628
                                                               January 31, 2019

    Thomas A. Feil
    President
    Capital One Funding, LLC
    1600 Capital One Drive
    Room 27907A
    McLean, Virginia 22102

            Re:      Capital One Funding, LLC
                     Capital One Master Trust
                     Capital One Multi-Asset Execution Trust
                     Registration Statement on Form SF-3
                     Filed January 9, 2019
                     File Nos. 333-229174, 333-229174-01, and 333-229174-02

    Dear Mr. Feil:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.


                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance

    cc:     Michael H. Mitchell, Esq.
            Chapman and Cutler LLP

            Erik Rosenfeld, Esq.
            Capital One